UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1    )*

PRENETICS GLOBAL LIMITED

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G72245106

(CUSIP Number)

December 30, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72245106

1.	Names of Reporting Persons. EASTSPRING INVESTMENTS (SINGAPORE) LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization SG
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,660,138
	6.	Shared Voting Power
	7.	Sole Dispositive Power 12,660,138
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,660,138
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. G72245106

1.	Names of Reporting Persons. PRUDENTIAL HONG KONG LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization HK
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,660,138
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) IC

Item 1.

(a)	Name of Issuer

PRENETICS GLOBAL LIMITED

(b)	Address of Issuer's Principal Executive Offices

Unit 701-706, K11 Atelier, 728 King's Road, Quarry Bay, Hong Kong.

Item 2.

(a)	Name of Person Filing

EASTSPRING INVESTMENTS (SINGAPORE) LIMITED

(b)	Address of Principal Business Office or, if none, Residence

10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

(c)	Citizenship

SG

(d)	Title of Class of Securities

Class A ordinary Shares

(e)	CUSIP Number

G72245106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)		A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)		A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)		An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)		An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	X	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)		A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5. Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 2023-01-16

EASTSPRING INVESTMENTS (SINGAPORE) LIMITED

By:
Name:	Lim Siew May
Title:	Assistant Director - Global Shareholding Reporting

PRUDENTIAL HONG KONG LIMITED

By:
Name:	Dicky Lam
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement